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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED
(Translation of registrant's name into English)

48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Results of Operations

        You should read the following discussion and analysis in conjunction with our audited consolidated financial statements for the three years ended December 31, 2018 and as of December 31, 2017 and 2018, their related notes and "Item 5. Operating and Financial Review and Prospects" in our 2018 annual report on Form 20-F, as well as our unaudited condensed consolidated interim financial information for the nine months ended September 30, 2018 and 2019 and as of September 30, 2019 attached hereto as Exhibit 99.1. Our audited consolidated financial statements for the three years ended December 31, 2018 and as of December 31, 2017 and 2018 are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Our interim unaudited condensed consolidated financial information for the nine months ended September 30, 2018 and 2019 and as of September 30, 2019 is prepared in accordance with U.S. GAAP for interim financial information. Our operating results in any period are not necessarily indicative of the results that may be expected in any future period. This discussion contains translations of certain foreign currency amounts into U.S. dollars for illustrative purposes only. Unless otherwise indicated, all translations of Hong Kong dollars into U.S. dollars were made at HK$7.80 to US$1.00.

        The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Year Ended December 31,						Nine Months Ended September 30,
	2016		2017		2018		2018		2019
	US$'000%		US$'000%		US$'000%		US$'000%		US$'000%
							(Unaudited)
Revenues	216,080	100.0	241,203	100.0	214,109	100.0	161,001	100.0	151,546	100.0
Costs of sales	(156,328)	(72.3)	(175,820)	(72.9)	(143,944)	(67.2)	(105,116)	(65.3)	(116,812)	(77.1)
Research and development expenses	(66,871)	(30.9)	(75,523)	(31.3)	(114,161)	(53.3)	(88,732)	(55.1)	(100,735)	(66.5)
Selling expenses	(17,998)	(8.3)	(19,322)	(8.0)	(17,736)	(8.3)	(13,657)	(8.5)	(11,660)	(7.7)
Administrative expenses	(21,580)	(10.0)	(23,955)	(9.9)	(30,909)	(14.4)	(21,967)	(13.6)	(30,291)	(20.0)
Other income/(expense)	(659)	(0.3)	(119)	(0.0)	5,986	2.8	4,878	3.0	5,312	3.5
Income tax expense	(4,331)	(2.0)	(3,080)	(1.3)	(3,964)	(1.9)	(2,995)	(1.9)	(2,559)	(1.7)
Equity in earnings of equity investees, net of tax	66,244	30.7	33,653	14.0	19,333	9.0	11,050	6.9	30,508	20.1

Net income/(loss)	14,557	6.7	(22,963)	(9.5)	(71,286)	(33.3)	(55,538)	(34.5)	(74,691)	(49.3)

Net income/(loss) attributable to the Company	11,698	5.4	(26,737)	(11.1)	(74,805)	(34.9)	(58,269)	(36.2)	(76,462)	(50.5)

Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2019

Revenues

        Our total revenues decreased by 5.9%, with total revenues of US$161.0 million for the nine months ended September 30, 2018 and US$151.5 million for the nine months ended September 30, 2019, primarily due to a decrease in revenue from our Innovation Platform, offset in part by an increase in revenue from our Commercial Platform discussed below.

        Revenue from our Innovation Platform decreased from US$32.9 million for the nine months ended September 30, 2018 to US$10.8 million for the nine months ended September 30, 2019. The decrease was primarily due to the fact that the prior period included US$12.1 million in license revenue paid by our collaboration partner, Eli Lilly & Company, in connection with the achievement of a milestone for the approval of Elunate as a treatment of patients with advanced colorectal cancer. The decrease was also due to a reduction in clinical development service fees from our collaboration partners of US$9.9 million, reflecting a transition from a focus on earning service fees from our partners through development collaborations to reporting product sales revenue and royalty income following the commercial launch of Elunate which is recognized under our Commercial Platform, as discussed below.

        Revenue from our Commercial Platform increased by 9.8% from US$128.1 million for the nine months ended September 30, 2018 to US$140.7 million for the nine months ended September 30, 2019. This increase was driven by our Prescription Drugs business, the revenue of which increased by 16.1% from US$99.0 million for the nine months ended September 30, 2018 to US$114.9 million for the nine months ended September 30, 2019, primarily due to increased sales by our consolidated joint venture Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited ("Hutchison Sinopharm"), despite the depreciation of the renminbi against the U.S. dollar by approximately 5% between the periods (using the average exchange rate for the periods). The increased revenue from our Prescription Drugs business was also due to the recording of US$7.3 million in revenue from sales and royalties from the commercial sale of Elunate in the nine months ended September 30, 2019 (following its commercial launch in November 2018). Such growth was partially offset by a decrease in Seroquel revenues of US$15.0 million due to the discontinuation of the Seroquel business in May 2019 due to the purported termination by Luye Pharma Hong Kong Ltd. of our Seroquel distribution agreement with them. The increase in revenue from our Commercial Platform was partially offset by a decrease in Consumer Health business revenue of US$3.3 million primarily due to decreased sales of products in Hong Kong.

Cost of Sales

        Cost of sales includes the cost of goods distributed through our Commercial Platform. Cost of sales also includes the cost of services incurred by Hutchison Sinopharm for the promotion of Seroquel in provinces in China where the fee-for-service model was applicable due to the implementation of the two-invoice system in China. Our cost of sales increased by 11.1% from US$105.1 million for the nine months ended September 30, 2018 to US$116.8 million for the nine months ended September 30, 2019. This increase was primarily due to increased costs of goods of US$16.1 million due to increased sales by our Commercial Platform businesses, offset by a decrease in cost of services of US$4.4 million due to the aforementioned discontinuation of the Seroquel business. Cost of sales as a percentage of our revenue increased from 65.3% to 77.1% across these periods, primarily due to the decrease in the Innovation Platform revenue in which no cost of sales is recorded.

Research and Development Expenses

        Our research and development expenses increased by 13.5% from US$88.7 million for the nine months ended September 30, 2018 to US$100.7 million for the nine months ended September 30, 2019, which was primarily attributable to a significant expansion of clinical activities and related organizational growth to support these clinical activities. In particular, this increase was attributable to the expansion of the savolitinib, surufatinib, HMPL-523 and HMPL-689 development programs. As a result, research and development expenses as a percentage of our revenues increased from 55.1% to 66.5% across these periods.

Selling Expenses

        Our selling expenses decreased from US$13.7 million for the nine months ended September 30, 2018 to US$11.7 million for the nine months ended September 30, 2019. This decrease was primarily due to the aforementioned discontinuation of the Seroquel business. As a result, selling expenses as a percentage of our revenue decreased from 8.5% to 7.7% across these periods.

Administrative Expenses

        Our administrative expenses increased from US$22.0 million for the nine months ended September 30, 2018 to US$30.3 million for the nine months ended September 30, 2019. This was primarily due to an increase in legal and professional fees of US$5.2 million, which were mainly incurred in connection with capital markets transactions. There was also an increase of US$2.1 million in administrative expenses incurred by our Innovation Platform, which was mainly for increased staff costs to support the expansion of our clinical activities. As a result, administrative expenses as a percentage of our revenue increased from 13.6% to 20.0% across these periods.

Other Income/(Expense)

        Our other income, net of other expense increased from US$4.9 million for the nine months ended September 30, 2018 to US$5.3 million for the nine months ended September 30, 2019 primarily due to an increase in net foreign exchange gain of US$0.6 million, offset in part by a decrease in interest income of US$0.2 million due to lower amounts of cash, cash equivalents and short-term investments.

Income Tax Expense

        Our income tax expense decreased from US$3.0 million for the nine months ended September 30, 2018 to US$2.6 million for the nine months ended September 30, 2019 primarily due to a lower level of taxable income generated by our Commercial Platform subsidiaries.

Equity in Earnings of Equity Investees

        Our equity in earnings of equity investees, net of tax, increased from US$11.1 million for the nine months ended September 30, 2018 to US$30.5 million for the nine months ended September 30, 2019. This change was primarily due to the fact that Nutrition Science Partners had no operating activity in the nine months ended September 30, 2019 and the prior period included net loss attributable to our company of US$18.8 million, mainly from the full impairment provision of Nutrition Science Partners' intangible assets of which our attributable portion was US$15.0 million. In December 2019, we acquired the remaining 50% shareholding in Nutrition Science Partners for approximately US$8.1 million, representing the cash balance at that time; and, therefore, Nutrition Science Partners will be included in our consolidated group in future periods.

Net Loss

        As a result of the foregoing, our net loss increased from US$55.5 million for the nine months ended September 30, 2018 to US$74.7 million for the nine months ended September 30, 2019. Net loss attributable to our company increased from US$58.3 million for the nine months ended September 30, 2018 to US$76.5 million for the nine months ended September 30, 2019.

Liquidity and Capital Resources

        To date, we have taken a multi-source approach to fund our operations, including through cash flows generated and dividend payments from our Commercial Platform, service and milestone and upfront payments from our Innovation Platform's collaboration partners, and bank borrowings. Historically, we have also received various financial support from CK Hutchison, in the form of undertakings for bank borrowings, as well as investments from other parties since our founding, proceeds from our listings on the AIM market of the London Stock Exchange in 2006 and the Nasdaq Global Select Market in 2016 and our follow-on offering in 2017.

        Our Innovation Platform has historically not generated significant profits or has operated at a net loss, as creating potential global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result, we anticipate that we may need additional financing for our Innovation Platform in future periods.

        As of September 30, 2019, we had cash and cash equivalents and short-term investments of US$201.6 million and unutilized bank facilities of US$146.3 million. Substantially all of our bank deposits are at major financial institutions, which we believe are of high credit quality. As of September 30, 2019, we had no outstanding bank borrowings. For outstanding bank borrowings during the nine months ended September 30, 2019, the total weighted average cost of bank borrowings was 3.29% per annum. In October

2019, we drew down US$26.9 million from a term loan facility. We incurred no guarantee fees for the nine months ended September 30, 2019. For additional information, see "—Loan Facilities."

        Certain of our subsidiaries and non-consolidated joint ventures in China, including those registered as wholly foreign-owned enterprises, are required to set aside a certain amount of their after-tax profits to their general reserves. Wholly foreign-owned enterprises are required to set aside at least 10.0% of their after-tax profits until such reserves reach 50.0% of their registered capital. There is no fixed percentage of after-tax profit required to set aside for our PRC joint ventures. Profit appropriated to the reserve funds for our subsidiaries and non-consolidated joint ventures incorporated in the PRC was approximately US$15,000 and US$51,000 for the nine months ended September 30, 2018 and 2019, respectively. In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company's registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to US$7.3 million as of September 30, 2019. Although we do not currently require any such dividends, loans or advances from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources.

        In addition, our non-consolidated joint ventures hold certain cash and cash equivalents and bank deposits maturing over three months. These cash and cash equivalents are only accessible by us through dividend payments from these joint ventures. The level of dividends declared by these joint ventures is subject to agreement each year between us and our joint venture partners based on the profitability and working capital needs of the joint ventures. As a result, we cannot guarantee that these joint ventures will continue to pay dividends to us in the future at the same rate we have enjoyed in the past, or at all, which may have a material adverse effect on our liquidity and capital resources.

        We believe that our current levels of cash and cash equivalents, short-term investments, along with cash flows from operations, dividend payments and bank borrowings, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may require additional financing in order to fund all of the clinical development efforts at our Innovation Platform that we plan to undertake to accelerate the development of our clinical-stage drug candidates.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017	2018	2018	2019
	US$'000	US$'000	US$'000	US$'000	US$'000
				(Unaudited)
Cash Flow Data:
Net cash used in operating activities	(9,569)	(8,943)	(32,847)	(18,911)	(63,526)
Net cash (used in)/generated from investing activities	(33,597)	(260,780)	43,752	59,010	104,808
Net cash generated from/(used in) financing activities	92,435	273,196	(8,231)	(7,818)	(28,396)

Net increase in cash and cash equivalents	49,269	3,473	2,674	32,281	12,886
Effect of exchange rate changes	(1,779)	2,361	(1,903)	(1,955)	(1,840)
Cash and cash equivalents at beginning of the year/period	31,941	79,431	85,265	85,265	86,036

Cash and cash equivalents at end of the year/period	79,431	85,265	86,036	115,591	97,082

  Net Cash used in Operating Activities

        Net cash used in operating activities was US$18.9 million for the nine months ended September 30, 2018 compared to net cash used in operating activities of US$63.5 million for the nine months ended September 30, 2019. The net change was primarily attributable to the increase in loss from operations of

US$39.5 million from US$68.5 million for the nine months ended September 30, 2018 to US$108.0 million for the nine months ended September 30, 2019. Additionally, the net change was also a result of a decrease in dividends received from equity investees of US$5.4 million from US$23.5 million for the nine months ended September 30, 2018 to US$18.1 million for the nine months ended September 30, 2019.

  Net Cash generated from Investing Activities

        Net cash generated from investing activities was US$59.0 million for the nine months ended September 30, 2018 compared to US$104.8 million for the nine months ended September 30, 2019. The net change was primarily attributable to an increase in net withdrawal of deposits in short-term investments from US$70.4 million for the nine months ended September 30, 2018 to US$110.4 million for the nine months ended September 30, 2019. There were no investments in equity investees in the nine months ended September 30, 2018 compared to US$8.0 million in the nine months ended September 30, 2019.

  Net Cash used in Financing Activities

        Net cash used in financing activities was US$7.8 million for the nine months ended September 30, 2018, compared to US$28.4 million for the nine months ended September 30, 2019. The net change was primarily attributable to a net repayment of bank borrowings of US$3.1 million in the nine months ended September 30, 2018 as compared to a repayment of bank borrowings of US$26.9 million in the nine months ended September 30, 2019. This net change was partially offset by a decrease in the purchases of treasury shares for our long term incentive plan from US$5.5 million for the nine months ended September 30, 2018 to US$0.3 million for the nine months ended September 30, 2019.

  Loan Facilities

        In November 2015, our subsidiary Hutchison China MediTech (HK) Limited ("HCM HK") renewed a three-year revolving loan facility with The HongKong Shanghai Banking Corporation Limited ("HSBC") with an annual interest rate the Hong Kong Inter-bank Offered Rate, or HIBOR, plus 1.25% per annum. Upon maturity in November 2018, HCM HK further renewed this revolving loan facility for a further three years to November 2021. The facility amount of this loan is HK$234.0 million (US$30.0 million) with an annual interest rate of HIBOR plus 0.85% per annum. This credit facility is guaranteed by us and includes certain financial covenant requirements. No amount was drawn from this loan facility as of January 20, 2020.

        In February 2017, HCM HK entered into a credit facility agreement with each of Bank of America, N.A. and Deutsche Bank AG, Hong Kong Branch for the provision of unsecured credit facilities in the aggregate amount of HK$546.0 million (US$70.0 million). The credit facility with Bank of America, N.A. included (i) a HK$156.0 million (US$20.0 million) term loan facility and (ii) a HK$195.0 million (US$25.0 million) revolving loan facility, both with a term of 18 months and an annual interest rate of HIBOR plus 1.25% per annum. The term loan was drawn from this credit facility in March 2017 and repaid and terminated in May 2018. The credit facility with Deutsche Bank AG, Hong Kong Branch included (i) a HK$78.0 million (US$10.0 million) term loan facility and (ii) a HK$117.0 million (US$15.0 million) revolving loan facility, both with a term of 18 months and an annual interest rate of HIBOR plus 1.25% per annum. The term loan was drawn from this credit facility in August 2017 and repaid and terminated in May 2018. Both revolving loan facilities were terminated in August 2018.

        In November 2017, our subsidiary Hutchison China MediTech Finance Holdings Limited entered into facility agreements with Scotiabank (Hong Kong) Limited for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million (US$51.3 million). The credit facilities included (i) a HK$210.0 million (US$26.9 million) 3-year term loan facility and (ii) a HK$190.0 million (US$24.4 million) 18-month revolving loan facility. The term loan bore interest at HIBOR plus 1.50% per annum. The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by us and included certain financial covenant requirements. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

        In August 2018, HCM HK entered into a new credit facility agreement with each of Bank of America, N.A. and Deutsche Bank AG, Hong Kong Branch for the provision of unsecured credit facilities in the aggregate amount of HK$507.0 million (US$65.0 million). The credit facility with Bank of America, N.A. is a HK$351.0 million (US$45.0 million) revolving loan facility, with a term of 24 months and an annual interest rate of HIBOR plus 1.35% per annum. The credit facility with Deutsche Bank AG, Hong Kong Branch is a HK$156.0 million (US$20.0 million) revolving loan facility with a term of 24 months and an annual interest rate of HIBOR plus 1.35% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. As of January 20, 2020, no amount was drawn from either of these two revolving loan facilities.

        In May 2019, HCM HK entered into additional credit facility arrangements with HSBC for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million (US$51.3 million). The 3-year credit facilities include (i) a HK$210.0 million (US$26.9 million) term loan facility and (ii) a HK$190.0 million (US$24.4 million) revolving loan facility, both with an annual interest rate of HIBOR plus 0.85% per annum. These credit facilities are guaranteed by us and include certain financial covenant requirements. As of September 30, 2019, no amount has been drawn from either of these credit facilities. In October 2019, we drew down HK$210.0 million (US$26.9 million) from the term loan facility and as of January 20, 2020, no amount was drawn from the revolving loan facility.

  Capital Expenditures

        We had capital expenditures of US$3.4 million and US$5.6 million for the nine months ended September 30, 2018 and 2019, respectively. Our capital expenditures during these periods were primarily used for leasehold improvements and purchases of equipment to expand the facilities for our Innovation Platform. Our capital expenditures have been primarily funded by cash flows from operations.

        As of September 30, 2019, we had commitments for capital expenditures of approximately US$1.6 million, primarily for purchases of equipment to expand facilities for our Innovation Platform. We expect to fund these capital expenditures through cash on hand.

 EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Unaudited condensed consolidated interim financial information as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED
By:	/s/ Johnny Cheng
	Name:	Johnny Cheng
	Title:	Chief Financial Officer

Date: January 21, 2020

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HUTCHISON CHINA MEDITECH LIMITED Form 6-K
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION Results of Operations
EXHIBIT INDEX
SIGNATURE